Exhibit 3.1

        Article 4.1 of the Articles of Incorporation of PPT Vision, Inc., as amended March 10, 2005:

4.1 Authorized Capital Stock - The authorized capital stock of this corporation shall be Five Million (5,000,000) shares of Common Stock with $.10 par value per share and Ten Million (10,000,000) shares of Preferred Stock with no par value per share. In accordance with the Statutes of the State of Minnesota, the Board of Directors may subdivide the Common Stock and Preferred Stock into one or more series and may designate the relative rights and preferences of the different classes and series to the extent the relative rights and preferences of the different classes and series are not otherwise fixed in the Articles, including with respect to the Preferred Stock, the right to create voting, dividend and liquidation preferences greater than those of the Common Stock. All shares are to be held, sold and paid for at such times and in such manner as the Board of Directors may from time to time determine, in accordance with the statutes of Minnesota.